Exhibit 17.5

LETTER OF RESIGNATION

To:          Bio-Warm Corporation

17011 Beach Blvd., Suite 1230

Huntington Beach, CA 92647

Attn:       Board of Directors

The undersigned resigns as an officer and director of Bio-Warm Corporation.  There have been no disagreements by the undersigned with the registrant on any matter relating to the registrant’s operations, policies or practices.

This resignation is effective the 7th day of September, 2006.

/s/ Dong Won Lee

Dong Won Lee